John Hancock Funds II

601 Congress Street

Boston, MA  02210

July 17, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          John Hancock Funds II (the “Trust”)

File Nos. 333-126293; 811-21779

Ladies and Gentlemen:

This letter is in response to comments received via telephone on June 30, 2009 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 25 (“Amendment No. 25”) to the Trust’s Registration Statement on Form N-1A filed with the SEC on May 15, 2009 (accession no. 0000950135-09-004059).  Set forth below is a summary of each comment followed by our response.

Comments to the Prospectuses

Comment 1 – The fund must disclose whether its goal is fundamental or non-fundamental.

Response to Comment 1 –

In accordance with Item 4(a) of Form N-1A, in the section entitled “Who’s who — Trustees,” in Class A  prospectus and Class I prospectus, the fund discloses that “The [fund’s] Board of Trustees can change the fund’s investment goal and strategy without shareholder approval.”  In addition, in the section entitled “Fund Details — Business Structure”, in Class 1 prospectus and Class NAV prospectus, the fund discloses that “The Trustees have power to change the respective investment objective of each of the funds without shareholder approval”.  As this statement is responsive to the Form’s requirements, we do not believe any changes are necessary to this disclosure.

Comment 2 – Provide a description of “equity and equity-related securities” in the “Goal and strategy” section.

Response to Comment 2 –

The following disclosure will be added to the “Goal and strategy” section:

The fund may invest in listed and unlisted domestic and foreign equity and equity-related securities or instruments, including, but not limited to common stock, preferred stock, depositary receipts (including American Depositary Receipts and Global Depositary Receipts), index-related securities (including exchange  traded  funds), real estate investment structures (including real estate investment trusts), convertible securities, preferred stock, convertible preferred stock, rights, warrants, derivatives linked to equity securities or indexes, and other similar liquid equity equivalents.  These equity and equity-related instruments may include equity securities of, or derivatives linked to, emerging market issuers or indexes.

Comment 3 – In the “Goal and strategy” section, provide a clearer statement regarding the fund’s market capitalization strategy.

Response to Comment 3 –

In the “Goal and strategy” section, the disclosure regarding market capitalization will be revised as follows:

The subadviser employs an unconstrained investment approach, and, as a result, the fund may invest its assets significantly in companies with any market capitalization range, and in any industry, sector, region or country.

Comment 4 – The prospectus states that “the fund may at times be very concentrated in one or more industries.”  Because the fund is required to have a policy regarding concentration, revise the prospectus to state the fund’s policy with respect to concentration.  If the fund’s policy is to concentrate in a particular industry or group of industries, disclose the industry or industries in which the fund will invest and revise the relevant risks accordingly.

Response to Comment 4 –

The prospectus will be revised to state that the fund will not concentrate in any industries or group of industries.  In addition, the relevant risks will be revised accordingly.

Comment 5 – Under “Equities securities risk” in the “Risks of Investing” section, the prospectus references value investing risk and growth investing risk, neither of which is referenced in the “Goal and strategy” section or “Main risks” sections.  In addition, lower-rated fixed-income securities risk and high-yield securities risk is not discussed in the “Fund Summary” section of the prospectus.  If a risk is fundamental, it must appear in the “Fund summary” section.

Response to Comment 5 –

As stated in the “Goal and strategy” section, the “technical indicators that the subadviser may consider include, but are not limited to, price, volume, momentum, relative strength, sector/group strength and moving averages.”  As the use of these indicators is consistent with both value and growth investing, the following disclosure will be added to description of “Equity securities risk” in the “Main risks” section:

The securities of value companies are subject to the risk that the companies may not overcome the adverse business developments or other factors causing their securities to be underpriced or that the market may never come to recognize their fundamental value.  The securities of growth companies are subject to greater price fluctuations than other types of stocks because their market prices tend to place greater emphasis on future earnings expectations.

In addition, the following disclosure will be added to description of “Fixed income securities risk” in the “Main risks” section:

Lower-rated fixed-income securities and high-yield securities involve a higher degree of risk than fixed-income securities in higher-rated categories.

Comment 6 – The list of “Industry risks” should be specific to the concentration policy of the fund.

Response to Comment 6 –

As the fund will not concentrate its investment in any one industry, the list of “Industry risks” will be deleted.

Comment 7 – In the related performance appendix, please confirm that the composite includes all accounts and funds that are managed in a substantially similar manner as the Technical Opportunities Fund.  Specifically, please confirm that no Wellington Funds or accounts are omitted from the composite.

Response to Comment 7 –

The composite includes all accounts and funds that are managed in a substantially similar manner as the Technical Opportunities Fund, and no accounts managed in a substantially similar manner as the Technical Opportunities Fund are excluded from the composite.  The Appendix will also be revised to include information regarding the composite’s return correlation to certain indices and the historical tactical cash levels of a representative account, which is included with this letter as Exhibit A.

Comment 8 – The prospectus states that the fund may invest in exchange-traded funds (“ETFs”) and the fee table does not contain a separate line item for investing in underlying funds.  Please explain why the fee table does not include such line item.

Response to Comment 8 –

Based on the estimated expenses for the current fiscal year, the expenses incurred indirectly by the fund as a result of investment in ETFs is expected not to exceed 0.01% of average net assets of the fund. Therefore, a separate line item is not required.

Comment 9 –Explain why the format of the Class 1 and Class NAV prospectuses of the fund is different from the format of the fund’s Class A and Class I prospectuses.

Response to Comment 9 –

Class 1 shares are sold only to certain exempt John Hancock Life Insurance separate accounts that fund exempt group annuity contracts issued to qualified retirement plans.  Class NAV shares are sold only to funds of funds advised by John Hancock.  The information in the prospectuses for these share classes of the fund will eventually be incorporated into the Trust’s combined Class 1 and Class NAV prospectuses, each of which has a similar format.  Class 1 prospectus contains approximately 75 investment portfolios and Class NAV prospectus contains approximately 62 investment portfolios.

The disclosure immediately following the heading “Fund Descriptions: Investment Objectives and Strategies, Risks and Performance” in the Class 1 and Class NAV prospectuses provides readers with general information regarding the layout and contents of the prospectus and acts as a companion to the table of contents.  This information is generic in nature and is intended to help the average investor navigate the prospectus more effectively.  The risk/return summary required in response to Items 2 and 3 of Form N-1A is not preceded by information responsive to any other Items of the Form other than the cover page and table of contents.  The Trust believes that disclosure in this format, which is common industry practice, will be helpful to the average investor and that inclusion of such information in no way detracts from the information in the risk/return summary of the fund.

Comment 10 –In the Class 1 and Class NAV prospectuses of the fund, the “Investment Objectives and Strategies, Risks and Performance” section precedes the risk/return summary section.  Either delete or move this section to follow the risk/return summary section.

In addition, the “Principal Risks of Investing in the Fund” section, which simply lists the risks, should be revised to include a summary of each risk and the fee table should be moved to follow the “Past performance” section.

Response to Comment 10 –

We have addressed the first part of this comment in our response to Comment 9, above.

With respect to the second part of this comment relating to the “Principal Risks of Investing in the Fund” section, the presentation of the Principal Risks in this manner tracks the presentation of Principal Risks in the Trust’s other prospectuses.  Narrative descriptions of each principal risk listed are included following the fund’s risk/return summary.  The Trust has adopted this layout because it allows the average investor to readily identify what principal risks apply to a particular fund and permits the Trust to include better descriptions of each identified risk than would be the case if narrative descriptions appeared in each fund’s risk/return summary.  Presentation of Principal Risks in this manner assists an average investor in comparing and contrasting the principal characteristics of the fund against each other fund offered by the Trust.  Although this format is particularly helpful in the context of a multiple fund prospectus, the Trust believes that preserving this format for all funds will assist investors with side-by-side comparisons of its funds even if appearing in separate prospectuses.

Comment 11 – In the “Your Account” section, revise “Because 12b-1 fees are paid on an ongoing basis, they may cost shareholders more than other types of sales charges” to read: “Because 12b-1 fees are paid on an ongoing basis, they will increase the cost of your investment and may cost shareholders more than other types of sales charges.”

Response to Comment 11 –

The requested change will be made.

Comment 12 – In the “Fund Details” section, remove the statement referring to the 60 day written notice regarding a change to the 80% investment policy if not applicable to this fund.

Response to Comment 12 –

The reference to the 80% investment policy will be removed.

Comment 13 – In the “Fund Details” section for Class 1 and Class NAV, please provide relevant information regarding the subadviser.

Response to Comment 13 –

The information for the fund’s subadviser, Wellington Management Company, LLP, will be added to the relevant part of the “Fund Details” section for these share classes.

Comment 14 – Please explain why the “Management fee” is listed as 1.33% in the “Expense Table,” and as 1.35% in Appendix A for Class 1 and Class NAV.

Response to Comment 14 –

The “Management fee” in the “Expense Table” represents the estimated expenses based on the estimated assets for the current fiscal year, whereas Appendix A reflects the contractual rate that varies depending on the assets levels of the fund.

Comment 15 – For Class 1 and Class NAV, include the fund’s website address on the back cover.

Response to Comment 15 – The fund’s website address will be added to the back cover for Class 1 and Class NAV.

Statement of Additional Information

Comment 16 –In the “Fundamental Investment Restrictions” section of the SAI, clarify the relationship between the references in the opening paragraph to “borrowing” and “senior securities” and the numbered paragraphs that follow regarding the same.

Response to Comment 16 –

The section will be revised to delete the introductory paragraph and revise the paragraph number 6 relating to the fund’s restriction on issuing senior securities as follows:

(6) The fund may not issue senior securities, except as permitted under the 1940 Act, as amended, and as interpreted or modified by regulatory authority having jurisdiction, from time to time.  For purposes of this restriction, purchasing securities on a when-issued, forward commitment or delayed delivery basis and engaging in hedging and other strategic transactions will not be deemed to constitute the issuance of a senior security.

Comment 17 –In the Fundamental Investment Restrictions section of the SAI, include the fund’s policy regarding concentration.

Response to Comment 17 –

The SAI will be revised to state the following:

The fund may not concentrate its investments in a particular industry, as that term is used in the 1940 Act, as amended, and as interpreted or modified by regulatory authority having jurisdiction, from time to time.

______________________________________________________________________________________

Per the SEC staff’s request, the Trust acknowledges the following:

-          The Trust is responsible for the adequacy and accuracy of the disclosure in Amendment No. 25;

-          Staff comments or changes to disclosure in response to staff comments on Amendment No. 25 do not foreclose the SEC from taking any action with respect to Amendment No. 25; and

-          The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

Please contact the undersigned at 617-663-3872 or George P. Attisano at K&L Gates LLP 617-261-3240 if you have any questions regarding this letter.

Sincerely,

/s/ Kinga Kapuscinski

Kinga Kapuscinski

Counsel and Assistant Secretary

cc: Brion Thompson, SEC examiner

Exhibit A

Return Correlation Analysis[1], July 1999 — June 2009

The historical correlation information is not that of the fund, but is the historical correlation data of the Composite. The historical correlation data is shown in order to provide you with supplemental information relating to Wellington's management of the strategy during varying market circumstances over time. For example, a correlation of +1 implies that as one security moves, the other security will move in the same direction, whereas a security with a correlation of -1 will move in the opposite direction. The past reduced levels of correlation relative to the market indices will not necessarily be achieved by the fund in the future.

	MSCI AC World Index	S&P 500	Russell 2000	Barclays Capital US Aggregate
Technical Equity Composite	0.44	0.36	0.56	-0.10

[1]Correlation is based on monthly returns.

Historical Tactical Cash Levels - Representative Account[2] of Technical Equity Strategy

The historical tactical cash levels are not those of the fund, but are the historical cash levels of the representative account. The historical cash levels are shown in order to provide you with supplemental information relating to Wellington's management of cash levels during varying market circumstances as represented by MSCI All Country World Index.

Monthly Cash Allocations & Growth of US$100 in MSCI All Country World Index, January 1998 - June 2009

% Assets **Growth of US$100**

100
80
60
40
20
0
250
200
150
100
50
0
1998
1999
2001
2002
2004
2005
2007
2009
% Cash
% Equity
MSCI All Country World Index*

[2]Information shown is based on a representative account that Wellington deems best represents the Composite strategy. Results for other advisory accounts may vary.

*Monthly returns of the MSCI All Country World Index. An investment cannot be made in an index.